

TALISMAN ENERGY ANNOUNCES UNCONVENTIONAL GAS AGREEMENT

CALGARY, Alberta – June 10, 2008 – Talisman Energy Inc. today announced that its wholly owned limited partnership FEI Shale L.P. (Fortuna) has reached agreement to earn up to a one-third working interest in US properties owned by Hallwood Energy L.P. (Hallwood).

"This agreement gives us exposure in a number of areas where we have not been active, including the deep Barnett and Fayetteville shales," said John Manzoni, President and Chief Executive Officer. "We also have a technical services agreement which is a significant part of this deal. Hallwood has a proven track record in the early stage development of shale programs and we will use this to augment our experience in the piloting and development of our unconventional plays."

The agreement calls for a financial commitment of up to $US 125 million by Fortuna over a period of 12 to 18 months depending on the pace of drilling. Upon completion of the capital program, Fortuna will have earned a one-third interest in substantially all of Hallwood's assets, including properties in Texas, Arkansas and Louisiana, for a total of 108,000 acres (net to Fortuna). The 2008 drilling program calls for 11 wells with the potential for up to 1,000 locations on evaluated lands.

The key plays include Hallwood's 40% working interest in over 43,000 acres in the West Texas Deep Barnett and Woodford shales (Reeves and Culberson counties) and Hallwood's 24,500 net acres in the Arkansas Fayetteville shale (White and Faulkner counties). Fortuna would earn approximately 14,000 net acres in these two areas. In total, 285,000 gross acres (approximately 95,000 net acres to Fortuna) have yet to be evaluated, the majority of which are in Arkansas.

As part of the agreement, Hallwood will provide Talisman and its affiliates with technical and consulting services for one year. Talisman and its affiliates will have access to Hallwood's technical staff for assistance on its developing plays in the Montney, the Bakken, the Utica and Lorraine shales in Quebec and Marcellus shales in New York and Pennsylvania. Hallwood was instrumental in the development of the Johnson County Barnett shale between 2001 and 2005, which was then sold to a large US exploration and production company.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada. Talisman has operations in Canada and its subsidiaries operate in the UK, Norway, Southeast Asia, North Africa and the United States. Talisman's subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate
& Investor Communications
Phone: 403-237-1196 Fax: 403-237-1210

E-mail: tlm@talisman-energy.com

Christopher J. LeGallais
Senior Manager, Investor Relations
Phone: 403-237-1957
Fax: 403-237-1210
Email: tlm@talisman-energy.com

Talisman Website: www.talisman-energy.com

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Forward-Looking Information

This press release contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding:

- business plans for drilling, exploration, development and estimated timing;

- business strategy and plans;

- estimated amounts and timing of capital expenditures;

- planned acquisition of working interests and associated timing; and

- other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Often, but not always, forward-looking information uses words or phrases such as: "expects", "does not expect" or "is expected", "anticipates" or "does not anticipate", "plans" or "planned", "estimates" or "estimated", "projects" or "projected", "forecasts" or "forecasted", "believes", "intends", "likely", "possible", "probable", "scheduled", "positioned", "goal", "objective" or states that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release. Information regarding business plans for drilling, exploration, development and appraisal assumes that the extraction of crude oil, natural gas and natural gas liquids remains economic.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this press release. The material risk factors include, but are not limited to:

- the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing unconventional plays;

- the outcome and effects of completed acquisitions of working interests, as well as any future acquisitions and dispositions; and

- the ability of the Company to integrate any assets it has acquired or may acquire or the performance of those assets.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results are included in the Company's most recent Annual Information Form and Annual Financial Report. In addition, information is available in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Forward-looking information is based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change, except as required by law.